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                               Haddan & Zepfel LLP
                       500 Newport Center Drive, Suite 580
                             Newport Beach, CA 92660
                               Tel: (949) 706-6000
                               Fax: (949) 706-6060
                           Email: rjz@haddanzepfel.com
                                 August 24, 2009

Securities and Exchange Commission
Washington, D.C. 20549
Attn: Perry J. Hindin
      Special Counsel
      Office of Mergers and Acquisitions

          Re:  Strasbaugh
               Amendment No. 1 to Schedule TO
               File No. 5-48009

Dear Sirs:

         We are today filing, by EDGAR, Amendment No.1 to the Schedule TO filed by Strasbaugh (the "Company") on July 22, 2009 in connection with the Company's Option Exchange Program. Amendment No.1 is responsive to the comments in your letter dated August 3, 2009, and reflects two other changes in the Option Exchange Program, as follows:

         1. The deadline for acceptance of the Offer to Exchange has been extended to September 25, 2009.

         2. The shares of Common Stock issuable under the Option Exchange program are subject to vesting; all shares issued under the program will vest on March 31, 2010.

         Our responses to the comments in your letter are as follows:

         Schedule TO-I
         -------------

         General
         -------

         1. Item 10 of Schedule TO has been revised to incorporate by reference the financial statements of the Company contained in the Annual Report on Form 10-K for the year ended December 31, 2008 and in the Quarterly Report on Form 10-Q for the six months ended June 30, 2009. In addition, the Offer to Exchange (Exhibit (a)(1)(A)) has been revised by including Selected Summarized Financial Information as Schedule B.



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Securities and Exchange Commission
August 24, 2009
Page 2



         Offer to Exchange
         -----------------

         Summary of Material Terms of the Offer
         --------------------------------------

         2. We have revised the disclosure in this section to reflect that the certificates will be issued promptly after completion of the offer.

         Conditions of the Offer, page 11
         --------------------------------

         3. This is to confirm the Company's understanding that (i) if a condition set forth in the offer is triggered, the Company may not waive the condition by failing to assert it, and (ii) depending on the materiality of the waived condition and the number of days remaining, the Company may be required to extend the offer and recirculate new disclosure to option holders.

         4. The language referred to has been deleted.

         Miscellaneous, page 17
         ----------------------

         5. The Company has no option holders outside the United States, so the language has been deleted.

         On behalf of the Company, we advise you that the Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don't hesitate to call if you have any questions.

                                             Very truly yours.

                                             /s/ Robert J. Zepfel